Exhibit 99.1
Baidu Announces Third Quarter 2008 Results
BEIJING, China, October 22, 2008 — Baidu.com, Inc. (NASDAQ: BIDU), the leading Chinese language Internet search provider, today announced its unaudited financial results for the third quarter ended September 30, 2008.1
Third Quarter 2008 Highlights
•	Total revenues in the third quarter of 2008 increased to RMB919.1 million (US$135.4 million), representing an 85.1 % increase from the corresponding period in 2007.

•	Operating profit in the third quarter of 2008 increased to RMB368.3 million (US$54.2 million), representing a 119.1% increase from the corresponding period in 2007.

•	Net income in the third quarter of 2008 increased to RMB347.9 million (US$51.2 million), representing a 91.4 % increase from the corresponding period in 2007.

•	Diluted earnings per share (“EPS”) for the third quarter of 2008 were RMB10.00 (US$1.47); diluted EPS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2008 were RMB10.49 (US$1.54). Costs and expenses related to Baidu’s Japan operations, incurred in both Japan and China, in the third quarter of 2008 were RMB32.7 million (US$4.8 million), which reduced diluted EPS by RMB0.94 (US$0.14).

•	The number of active online marketing customers during the third quarter grew to over 194,000, an increase of 7.2% from the previous quarter.
“I’m pleased to announce solid results for the third quarter,” said Robin Li, Baidu’s chairman and chief executive officer. “As China’s leader in paid search, Baidu has a large and diverse customer base covering numerous industries and sectors. Such diversity gives us great stability and positions us to capture future growth. Companies throughout China are increasingly recognizing the value of Baidu’s paid search as an effective marketing tool and we remain confident in our long-term growth potential.”
Jennifer Li, Baidu’s chief financial officer, said, “The impact of the 2008 Beijing Olympics on our business was in line with our projection for the quarter. We were also able to improve our operating margin again this quarter, highlighting the scalability of our business.”
Baidu recently launched the beta version of an online C2C platform that enables merchants to sell their products and services online via a Baidu-registered store. The new platform complements Baidu’s search business, enabling transaction fulfillment among our users. E-commerce is an emerging industry in China and there are vast opportunities for future growth in the sector. Baidu will continue to focus on providing the best quality experience for Internet users.

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.7899 to USD 1.00, the effective noon buying rate as of September 30, 2008 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

Third Quarter 2008 Results
Baidu reported total revenues of RMB919.1 million (US$135.4 million) for the third quarter ended September 30, 2008, representing an 85.1% increase from the corresponding period in 2007.
Online marketing revenues for the third quarter were RMB918.2 million (US$135.2 million), representing an 85.1% increase from the third quarter of 2007. Growth was mainly driven by increases in both the number of active online marketing customers and revenue per customer. Baidu had more than 194,000 active online marketing customers in the third quarter of 2008, representing a sequential increase of 7.2% and an increase of 35.7% from the corresponding period in 2007. Revenue per active online marketing customer for the third quarter increased to approximately RMB4,700 (US$692), a sequential increase of 6.8% and an increase of 34.3% from the corresponding period in 2007.
Traffic acquisition costs (TAC) as a component of cost of revenues were RMB108.8 million (US$16.0 million), representing 11.8% of total revenues, compared to 11.9% in the corresponding period in 2007.
Bandwidth costs as a component of cost of revenues were RMB48.0 million (US$7.1 million), representing 5.2% of total revenues, compared to 6.4% in the corresponding period in 2007. Depreciation costs as a component of cost of revenues were RMB56.9 million (US$8.4 million), representing 6.2% of total revenues, compared to 8.2% in the corresponding period in 2007.
Selling, general and administrative expenses were RMB163.2 million (US$24.0 million), representing an increase of 48.0% from the corresponding period in 2007, primarily due to the expansion of the direct sales force and an increase in customer service staff.
Research and development expenses were RMB78.2 million (US$11.5 million), representing a 109.0 % increase from the corresponding period in 2007, primarily due to an increase in research and development staff.
Share-based compensation expenses, which were allocated to related operating cost and expense line items, increased in aggregate by 211.1% to RMB17.0 million (US$2.5 million) in the third quarter of 2008 from RMB5.5 million in the corresponding period in 2007. The increase in share-based compensation expenses primarily reflects an increase in the number of options granted to employees.

Operating profit was RMB368.3 million (US$54.2 million), representing a 119.1% increase from the corresponding period in 2007. Operating profit excluding share-based compensation expenses (non-GAAP) was RMB385.3 million (US$56.8 million) for the third quarter of 2008, a 122.0% increase from the corresponding period in 2007.
Adjusted EBITDA (non-GAAP), which is defined in this announcement as earnings before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses, were RMB457.3 million (US$67.4 million) for the third quarter of 2008, representing a 104.7% increase from the corresponding period in 2007.
Income tax expense was RMB34.8 million (US$5.1 million), compared to an income tax expense of RMB2.6 million in the third quarter of 2007. The year-on-year increase in tax expenses was due to higher tax rates applicable to some of our PRC subsidiaries as their tax holidays either expired or partially elapsed.
Net income was RMB347.9 million (US$51.2 million), representing a 91.4% increase from the corresponding period in 2007. Basic and diluted EPS for the third quarter of 2008 amounted to RMB10.15 (US$1.50) and RMB10.00 (US$1.47), respectively.
Net income excluding share-based compensation expenses (non-GAAP) was RMB364.9 million (US$53.7 million), a 94.9% increase from the corresponding period in 2007. Basic and diluted EPS excluding share-based compensation expenses (non-GAAP) for the third quarter of 2008 were RMB10.65 (US$1.57) and RMB10.49 (US$1.54), respectively.
As of September 30, 2008, Baidu’s cash, cash equivalents and short-term investments amounted to RMB2.3 billion (US$338.0 million). Net operating cash inflow and capital expenditures on a cash basis for the third quarter of 2008 were RMB482.2 million (US$71.0 million) and RMB85.1 million (US$12.5 million), respectively. A portion of our capital expenditure for the quarter was related to the construction of Baidu’s new campus facility.
Outlook for Fourth Quarter 2008
Baidu currently expects to generate total revenues in an amount ranging from RMB1,025 million (US$151 million) to RMB1,055 million (US$155 million) for the fourth quarter of 2008, representing an 80% to 85% increase from the corresponding period in 2007 and a 12% to 15% increase from the third quarter of 2008. This fourth quarter forecast reflects Baidu’s current and preliminary view, which is subject to change.
Conference Call Information
Baidu’s management will hold an earnings conference call on October 22, 2008 at 8:00 PM U.S. Eastern Time (8:00 AM, October 23, Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+ 1-617-786-2902
UK:	+ 44-207-365-8426
Hong Kong:	+ 852-3002-1672
Passcode for all regions: 55689997
A replay of the conference call may be accessed by phone at the following number until October 29, 2008:
International: + 1-617-801-6888
Passcode: 69587650
Additionally, a live and archived webcast of this conference call will be available at http://ir.baidu.com.
About Baidu
Baidu.com, Inc. is the leading Chinese language Internet search provider. As a technology-based media company, Baidu aims to provide the best way for people to find information. In addition to serving Internet search users, Baidu provides an effective platform for businesses to reach potential customers. Baidu’s ADSs, each of which represents one Class A ordinary share, currently trade on the NASDAQ Global Select Market under the symbol “BIDU”.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the fourth quarter of 2008 and quotations from management in this announcement, as well as Baidu’s strategic and operational plans, contain forward-looking statements. Baidu may also make written forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain users and customers; competition in the Chinese language and Japanese language Internet search markets; competition for online marketing customers; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese language and Japanese language Internet search markets and the number of Internet and broadband users in China; and Chinese governmental policies relating to the Internet and Internet content providers. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 22, 2008, and Baidu undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures
To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following measures which are non-GAAP financial measures: adjusted EBITDA, operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures” and “Reconciliation from net cash provided by operating activities to adjusted EBITDA” set forth at the end of this release.
Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. Baidu computes its non-GAAP financial measures using the same consistent method from quarter to quarter since April 1, 2006. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating profit excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. A limitation of using non-GAAP Adjusted EBITDA is that it does not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts
For investor inquiries please contact:
China
Linda Sun
Baidu.com, Inc.
Tel: (8610) 8262 1188
Email: ir@baidu.com
Helen Plummer
Ogilvy Financial, Beijing
Tel: (8610) 8520 3090
Email: helen.plummer@ogilvy.com
U.S.
Thomas Smith
Ogilvy Financial, New York
Tel: (212) 880 5269
Email: thomas.smith@ogilvypr.com
For media inquiries please contact:
Ceren Wende
Ogilvy Financial, Beijing
Tel: (8610) 8520 6514
Email: ceren.wende@ogilvy.com

Baidu.com, Inc.
Condensed Consolidated Balance Sheets

	September 30	December 31,
(in RMB thousands)	2008	2007

	Unaudited	Audited

ASSETS
Current assets:
Cash and cash equivalents	2,088,554	1,350,600
Short-term investments	206,360	242,037
Accounts receivable, net	100,193	64,274
Prepaid expenses and other current assets	109,597	65,996
Deferred tax assets, net	2,587	2,587

Total current assets	2,507,291	1,725,494

Non-current assets:
Fixed assets, net	748,582	678,886
Land use right, net	95,008	96,472
Intangible assets, net	33,814	40,460
Goodwill	51,081	51,093
Investments, net	20,197	15,439
Deferred tax assets, net	17,060	15,716
Other non-current assets	84,394	32,348

Total non-current assets	1,050,136	930,414

TOTAL ASSETS	3,557,427	2,655,908

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other liabilities	371,745	359,310
Customers’ deposits	357,884	257,577
Deferred revenue	9,149	11,832
Deferred income	633	2,485

Total current liabilities	739,411	631,204

Non-current liabilities:
Long-term payable	—	3,000
Deferred income	—	332

Total non-current liabilities	—	3,332

Total liabilities	739,411	634,536

Shareholders’ equity
Class A Ordinary Shares, Par value US$0.00005 per share, 825,000,000 shares authorized, and 25,136,147 shares and 25,413,789 shares issued and outstanding as at December 31, 2007 and September 30, 2008	11	10
Class B Ordinary Shares, Par value US$0.00005 per share, 35,400,000 shares authorized, and 8,996,842 shares and 8,873,986 shares issued and outstanding as at December 31, 2007 and September 30, 2008	4	4
Additional paid-in capital	1,254,593	1,171,575
Accumulated other comprehensive loss	(127,770)	(81,953)
Retained earnings	1,691,178	931,736

Total shareholders’ equity	2,818,016	2,021,372

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	3,557,427	2,655,908

Baidu.com, Inc.
Condensed Consolidated Statements of Income

	For the Three Months Ended
	September 30,	September 30,	June 30,
(in RMB thousands except for share, per share information)	2008	2007	2008
	Unaudited	Unaudited	Unaudited

Revenues:
Online marketing services	918,179	496,120	802,183
Other services	946	410	428

Total revenues	919,125	496,530	802,611

Operating costs and expenses:
Cost of revenues (note 1, 2)	(309,342)	(180,704)	(280,980)
Selling, general and administrative (note 2)	(163,247)	(110,312)	(174,213)
Research and development (note 2)	(78,231)	(37,433)	(71,078)

Total operating costs and expenses	(550,820)	(328,449)	(526,271)

Operating profit	368,305	168,081	276,340

Other income:
Interest income	11,375	12,519	10,378
Exchange loss, net	(5)	(331)	(204)
Other income, net	3,009	4,040	7,032

Total other income	14,379	16,228	17,206

Income before income taxes	382,684	184,309	293,546

Income taxes	(34,825)	(2,580)	(28,561)

Net income	347,859	181,729	264,985

Earnings per share for Class A and Class B ordinary shares:
Basic	10.15	5.35	7.74
Diluted	10.00	5.23	7.62

Weighted average aggregate number of Class A and Class B ordinary shares outstanding:
Basic	34,257,974	33,983,137	34,217,081
Diluted	34,786,353	34,763,639	34,786,342

(1) Cost of revenues are detailed as follows:
Business tax and surcharges	(57,288)	(30,702)	(49,511)
Traffic acquisition costs	(108,797)	(59,155)	(101,693)
Bandwidth costs	(48,029)	(31,837)	(43,012)
Depreciation costs	(56,907)	(40,654)	(57,790)
Operational costs	(37,379)	(17,979)	(27,795)
Share-based compensation expenses	(942)	(377)	(1,179)

Total cost of revenues	(309,342)	(180,704)	(280,980)

(2) Includes share-based compensation expenses as follows:
Cost of revenues	(942)	(377)	(1,179)
Selling, general and administrative	(6,933)	(68)	(16,484)
Research and development	(9,149)	(5,027)	(11,618)

Total share-based compensation expenses	(17,024)	(5,472)	(29,281)

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	Three months ended September 30, 2007			Three months ended June 30, 2008			Three months ended September 30, 2008
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Operating profit	168,081	5,472	173,553	276,340	29,281	305,621	368,305	17,024	385,329

	Three months ended September 30, 2007			Three months ended June 30, 2008			Three months ended September 30, 2008
	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results	GAAP Result	Adjustment	Non-GAAP Results

Net income	181,729	5,472	187,201	264,985	29,281	294,266	347,859	17,024	364,883

(*)	The adjustment is only for share-based compensation.

Reconciliation from net cash provided by operating activities to adjusted EBITDA(*) (in RMB thousands, unaudited)

	Three months ended	As a % of	Three months ended	As a % of	Three months ended	As a % of
	September 30, 2007	total revenues	June 30, 2008	total revenues	September 30, 2008	total revenues
Net cash provided by operating activities	254,870	51%	403,378	50%	482,172	52%

Changes in assets and liabilities, net of effects of acquisitions	(17,800)	-4%	(37,893)	-5%	(45,293)	-5%
Income taxes expenses	2,580	1%	28,561	4%	34,825	4%
Interest income and other, net	(16,228)	-3%	(17,206)	-2%	(14,379)	-1%

Adjusted EBITDA	223,422	45%	376,840	47%	457,325	50%

(*)	Definition of adjusted EBITDA: earnings before interest, taxes, depreciation, amortization, other non-operating income, and share-based ompensation expenses.